HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER† Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com
`

November 9, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Lopez
                  Staff Attorney

Re:            Youngevity International, Inc.
Registration Statement on Form S-3
Filed October 17, 2018
File No. 333-227866

Dear Ms. Lopez:

Thank you for your November 5, 2018 letter regarding Youngevity International, Inc. (“YGYI” or the “Company”). In order to assist you in your review of YGYI’s Registration Statement on Form S-3 (File No. 333-227866), on behalf of YGYI, we hereby submit a letter responding to the comments and Amendment No. 1 to the Form S-3 marked to show changes. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form S-3 filed on October 17, 2018

General

1.
We note that Exhibit 99.1 of your Current Report on Form 8-K filed September 21, 2018 discloses that you have entered the cannabis industry. Please revise your registration statement to clearly describe your business in the cannabis industry and the risks to the company from engaging in this business, including possible law enforcement consequences under federal and state laws.

Response: We have added a description of our hemp-based products and a risk factor regarding our hemp-based products, all which contain less than .3% THC content. We believe these products are currently legal under federal law and the laws of each state in which we offer the products. Please note the Company has not entered the cannabis industry as it relates to marijuana or marijuana products, which continue to be illegal under federal law.

2.
We note that you are attempting to register the resale by the selling stockholders of 1,394,726 shares of common stock issuable upon the exercise of Series C Preferred Stock Warrants. Please be advised that we believe it is premature to register for resale shares of your common stock underlying Series C Preferred Stock Warrants that are not yet outstanding. In this regard, we note that the Warrants will be issued upon the exercise of the Series C Preferred Stock that is voluntarily converted to shares of your Common Stock. Accordingly, please amend your registration statement to remove from registration the resale of any shares of common stock that are issuable upon conversion of shares of your Series C Preferred Stock Warrants that are not yet outstanding. Alternatively, please provide us with your analysis as to why it is appropriate to register the resale of common stock underlying the Warrants. Refer generally, to Question 134.01 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response: We have amended the registration statement to remove the shares of common stock underlying Series C Preferred Stock Warrants that are not yet outstanding.

3.
We note that you are registering for resale 367,805 True-up Shares of common stock. We also note that you will issue “to the PIPE Selling Stockholders additional shares of [y]our Common Stock (the “True-up Shares”) within the expiration of the Subscription Pricing Period” and that such issuance will occur “in the event that the average of the 15 lowest closing prices for [y]our Common Stock during the period beginning on date of execution of such Purchase Agreement and ending on the date 90 days from the effective date of the registration statement...is less than $4.75 per share.” In this regard, it appears that some of the shares being registered for resale have not been issued to the selling shareholder. Provide us with an analysis as to why you believe that the selling shareholder is irrevocably bound to purchase, and is at market risk for, the True-up shares being registered for resale.

Please note that if the selling shareholder was not irrevocably bound to purchase the shares and at market risk with respect to those shares at the time you register the resale, the private placement of those shares has not been completed, and you will not be able to register the resale with respect to those shares. In that event, you will have to remove those shares from this registration statement and, if desired, file a new registration statement to register those shares no sooner than the date that the selling shareholder becomes irrevocably bound to purchase and is at market risk with respect to those shares. For guidance, refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

Response: The Company believes it is appropriate to register the 367,805 shares of Common Stock for resale prior to their issuance because the contingent nature of the shares is substantially the same as earnout shares, which the Staff has confirmed are eligible for resale on Form S-3. In its Compliance and Disclosure Interpretations (“C&DIs”) for the Securities Act Forms, the Staff addressed whether shares that are issuable in a merger transaction, but are not yet outstanding, can be registered on Form S-3 pursuant to General Instruction I.B.3. Specifically, Question 116.05 provides:

“Question: In reliance on Securities Act Section 4(2), a merger transaction will not be registered. May resales of earnout shares to be issued in connection with the merger be registered on Form S-3 pursuant to General Instruction I.B.3 after the consummation of the merger, even though the shares have not been earned and are not outstanding at the time the registration statement is filed?

Answer: Yes. [Feb. 27, 2009]”

The 367,805 shares of the Company’s Common Stock issuable under the terms of its Securities Purchase Agreement with the PIPE Selling Stockholders qualify as “earnout” shares in accordance with C&DI Question 116.05 because the Company is contractually obligated under the terms of its Securities Purchase Agreement with the PIPE Selling Stockholders to issue the shares upon the occurrence of future events (i.e., stock price). As a result, the Company respectfully submits that the 367,805 shares of Common Stock would be eligible for registration on a Form S-3.

* * *

YGYI acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. YGYI acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. YGYI acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

cc: Stephan Wallach, Chief Executive Officer
       Youngevity International, Inc.

       David Briskie, Chief Financial Officer
       Youngevity International, Inc.